SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Double Eagle Petroleum Co.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

258570209

(CUSIP Number)

January 24, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CrossCap Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 847,653
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 847,653
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% **
12	TYPE OF REPORTING PERSON* IA, CO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) H. Mark Crosswell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 847,653
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 847,653
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CrossCap Energy SSF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 239,653
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 239,653
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CrossCap General Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 239,653
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 239,653
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,653
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% **
12	TYPE OF REPORTING PERSON* PN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CrossCap Energy QP SSF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 608,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 608,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% **
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

13G

CUSIP No. 258570209

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CrossCap Enhanced GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 608,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 608,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% **
12	TYPE OF REPORTING PERSON* PN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Common Stock, par value $0.10 per share (the “Common Stock”), of Double Eagle Petroleum Co., a Maryland corporation (the “Issuer”), and is being filed on behalf of (i) CrossCap Energy SSF, L.P., a Texas limited partnership (“CrossCap Energy”), (ii) CrossCap General Partners, L.P., a Texas limited partnership (“CrossCap General Partners”), as the general partner of CrossCap Energy, (iii) CrossCap Energy QP SSF, L.P., a Texas limited partnership (“CrossCap Energy QP” and, together with CrossCap Energy, the “Funds”), (iv) CrossCap Enhanced GP, L.P., a Texas limited partnership (“CrossCap Enhanced”), as the general partner of CrossCap Energy QP, (v) CrossCap Management, Inc., a Texas corporation (“CCM”), as general partner of CrossCap General Partners and CrossCap Enhanced and (vi) H. Mark Crosswell, an individual, as the president of CCM (the persons mentioned in (i) (ii), (iii), (iv), (v) and (vi) above are referred to as the “Reporting Persons”).

All shares of Common Stock reported in this Schedule 13G are held by the Funds. CrossCap Energy may direct the vote and disposition of the 239,653 shares of Common Stock that it holds directly. CrossCap General Partners serves as the general partner CrossCap Energy and may direct the vote and disposition of the 239,653 shares of Common Stock held by CrossCap Energy. CrossCap Energy QP may direct the vote and disposition of the 608,000 shares of Common Stock that it holds directly. CrossCap Enhanced serves as the general partner CrossCap Energy QP and may direct the vote and disposition of the 608,000 shares of Common Stock held by CrossCap Energy QP. As the general partner of CrossCap General Partners and CrossCap Enhanced, CCM may direct the vote and disposition of the 847,653 shares of Common Stock held by the Funds. As the president of CCM, Mr. Crosswell may direct the vote and disposition of the 847,653 shares of Common Stock held by the Funds.

Item 1(a)	Name of Issuer.

Double Eagle Petroleum Co.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

1675 Broadway, Suite 2200
Denver, Colorado 80202

Item 2(a)	Name of Person Filing.

CrossCap Energy SSF, L.P. (“CrossCap Energy”), CrossCap General Partners, L.P. (“CrossCap General Partners”), CrossCap Energy QP SSF, L.P. (“CrossCap Energy QP” and, together with CrossCap Energy, the “Funds”), CrossCap Enhanced GP, L.P. (“CrossCap Enhanced”), CrossCap Management, Inc. (“CCM”) and H. Mark Crosswell.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

5851 San Felipe, Suite 230
Houston, Texas 77057

Item 2(c)	Citizenship or Place of Organization.

Each of CrossCap Energy, CrossCap General Partners, CrossCap Energy QP and CrossCap Enhanced is a limited partnership organized under the laws of the State of Texas. CCM is a corporation organized under the laws of the State of Texas. Mr. Crosswell is the president of CCM and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.10 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

258570209

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	CrossCap Energy is the beneficial owner of 239,653 shares of Common Stock that it holds directly. CrossCap Energy QP is the beneficial owner of 608,000 shares of Common Stock that it holds directly.

CrossCap General Partners is the beneficial owner of 239,653 shares of Common Stock held by CrossCap Energy. CrossCap Enhanced is the beneficial owner of 608,000 shares of Common Stock held by CrossCap Energy QP.

CCM and Mr. Crosswell are the beneficial owners of 847,653 shares of Common Stock held by the Funds.

(b)	CrossCap Energy is the beneficial owner of 2.1% of the outstanding shares of Common Stock. CrossCap Energy QP is the beneficial owner of 5.4% of the outstanding shares of Common Stock.

CrossCap General Partners is the beneficial owner of 2.1% of the outstanding shares of Common Stock. CrossCap Enhanced is the beneficial owner of 5.4% of the outstanding shares of Common Stock.

CCM and Mr. Crosswell are the beneficial owners of 7.5% of the outstanding shares of Common Stock.

These percentages are determined by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons by 11,351,412, the number of shares of Common Stock issued and outstanding as of November 1, 2013, as reported in the Issuer’s most recent Form 10-Q filed on November 7, 2013.

(c)	CrossCap Energy may direct the vote and disposition of the 239,653 shares of Common Stock that it holds directly. CrossCap Energy QP may direct the vote and disposition of the 608,000 shares of Common Stock that it holds directly.

CrossCap General Partners, as the general partner of CrossCap Energy, may direct the vote and disposition of the 239,653 shares of Common Stock held by CrossCap Energy. CrossCap Enhanced, as the general partner of CrossCap Energy QP, may direct the vote and disposition of the 608,000 shares of Common Stock held by CrossCap Energy QP.

CCM, as the general partner of CrossCap General Partners and CrossCap Enhanced, may direct the vote and disposition the 847,653 shares of Common Stock held by the Funds. As the president of CCM, Mr. Crosswell may direct the vote and disposition of the 847,653 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99.1

Joint Filing Agreement dated January 28, 2014, by and among CrossCap Energy, CrossCap General Partners, CrossCap Energy QP, CrossCap Enhanced, CCM and Mr. Crosswell.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2014

CROSSCAP ENERGY SSF, L.P.

By:	CrossCap General Partners, L.P., its general partner

	By:	CrossCap Management, Inc., its general partner

		By:	/s/ H. Mark Crosswell
H. Mark Crosswell
President

CROSSCAP ENERGY QP SSF, L.P.

By:	CrossCap Enhanced GP, L.P., its general partner

	By:	CrossCap Management, Inc., its general partner

		By:	/s/ H. Mark Crosswell
H. Mark Crosswell
President

CROSSCAP GENERAL PARTNERS, L.P.

	By:	CrossCap Management, Inc., its general partner

		By:	/s/ H. Mark Crosswell
H. Mark Crosswell
President

CROSSCAP ENHANCED GP, L.P.

By:	CrossCap Management, Inc., its general partner

	By:	/s/ H. Mark Crosswell
H. Mark Crosswell
President

CROSSCAP MANAGEMENT, INC.

By:	/s/ H. Mark Crosswell
H. Mark Crosswell
President

/s/ H. Mark Crosswell
H. Mark Crosswell